UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 7

TO

ANNUAL REPORT

OF

REPUBLIC OF INDONESIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Chief Representative of Bank Indonesia New York

Bank Indonesia New York

25/F, 200 Vesey Street, New York, New York, 10285

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Felipe Duque, Esq.

Allen Overy Shearman Sterling (Asia) Pte. Ltd.

50 Collyer Quay

#09-01 OUE Bayfront

Singapore 049321

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Indonesia’s Annual Report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Authorization for the CNY4,500,000,000 2.45% Bonds due 2029, CNY3,500,000,000 2.65% Bonds due 2031 and CNY1,250,000,000 3.05% Bonds due 2036, including the form of the global bonds.

Exhibit 2:	Form of Authorization for the €1,200,000,000 4.10% Bonds due 2034, including the form of the global bonds.

Exhibit 3:	Form of Authorization for the €800,000,000 4.46% Bonds due 2038, including the form of the global bonds.

Exhibit 4:	Form of Authorization for the €700,000,000 4.97% Bonds due 2046, including the form of the global bonds.

Exhibit 5:	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the CNY4,500,000,000 2.45% Bonds due 2029, the CNY3,500,000,000 2.65% Bonds due 2031 and the CNY1,250,000,000 3.05% Bonds due 2036.

Exhibit 6:	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the €1,200,000,000 4.10% Bonds due 2034, the €800,000,000 4.46% Bonds due 2038 and the €700,000,000 4.97% Bonds due 2046.

Exhibit 7:	Opinion of Allen Overy Shearman Sterling (Asia) Pte. Ltd., the U.S. special counsel to the Republic of Indonesia, with respect to the legality of the CNY4,500,000,000 2.45% Bonds due 2029, the CNY3,500,000,000 2.65% Bonds due 2031 and the CNY1,250,000,000 3.05% Bonds due 2036.

Exhibit 8:	Opinion of Allen Overy Shearman Sterling (Asia) Pte. Ltd., the U.S. special counsel to the Republic of Indonesia, with respect to the legality of the €1,200,000,000 4.10% Bonds due 2034, the €800,000,000 4.46% Bonds due 2038 and the €700,000,000 4.97% Bonds due 2046.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Indonesia has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Indonesia on the 4th day of March 2026.

REPUBLIC OF INDONESIA

acting for and on behalf of the Minister of Finance

By	/s/ Suminto
Suminto
Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

EXHIBIT INDEX

Exhibit	Description

Exhibit 1:	Form of Authorization for the CNY4,500,000,000 2.45% Bonds due 2029, CNY3,500,000,000 2.65% Bonds due 2031 and CNY1,250,000,000 3.05% Bonds due 2036, including the form of the global bonds.

Exhibit 2:	Form of Authorization for the €1,200,000,000 4.10% Bonds due 2034, including the form of the global bonds.

Exhibit 3:	Form of Authorization for the €800,000,000 4.46% Bonds due 2038, including the form of the global bonds.

Exhibit 4:	Form of Authorization for the €700,000,000 4.97% Bonds due 2046, including the form of the global bonds.

Exhibit 5:	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the CNY4,500,000,000 2.45% Bonds due 2029, the CNY3,500,000,000 2.65% Bonds due 2031 and the CNY1,250,000,000 3.05% Bonds due 2036.

Exhibit 6:	Opinion of the Head of Legal Bureau of the Ministry of Finance, with respect to the legality of the €1,200,000,000 4.10% Bonds due 2034, the €800,000,000 4.46% Bonds due 2038 and the €700,000,000 4.97% Bonds due 2046.

Exhibit 7:	Opinion of Allen Overy Shearman Sterling (Asia) Pte. Ltd., the U.S. special counsel to the Republic of Indonesia, with respect to the legality of the CNY4,500,000,000 2.45% Bonds due 2029, the CNY3,500,000,000 2.65% Bonds due 2031 and the CNY1,250,000,000 3.05% Bonds due 2036.

Exhibit 8:	Opinion of Allen Overy Shearman Sterling (Asia) Pte. Ltd., the U.S. special counsel to the Republic of Indonesia, with respect to the legality of the €1,200,000,000 4.10% Bonds due 2034, the €800,000,000 4.46% Bonds due 2038 and the €700,000,000 4.97% Bonds due 2046.

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